Mail Stop 3561

February 18, 2009

Mr. Joe R. Davis
Chief Executive Officer
Consolidated Graphics, Inc.
5858 Westheimer Road
Suite 200
Houston, Texas 77057

> **Re:** **Consolidated Graphics, Inc.**
> **Form 10-K for the year ended March 31, 2008**
> **Filed May 29, 2008**
> **File No. 1-12631**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Consolidated Income Statements

Note 2. Significant Accounting Policies and Other Information

Long-Lived Assets

1. We note from your consolidated income statement and the disclosure in Note 2 that the Company recognized a goodwill impairment charge aggregating $11,533 during the fiscal year ended March 31, 2007. Please tell us and revise the notes to your financial statements in future filings to explain the facts and circumstances that lead to the recognition of this impairment charge during 2007. Also please tell us and revise the notes to your financial statements in future filings to explain the method or methods and significant assumptions that were used to determine the fair values of the reporting units whose goodwill was determined to be impaired. Refer to the disclosure requirements outlined in paragraph 47 of SFAS No.142.

Other Information

Earnings per Share

2. In future filings, please revise the notes to the Company's financial statements to include a reconciliation of the numerators and denominators used in computing the Company's basic and diluted earnings per share for all periods presented in the Company's financial statements. Also, please disclose in the Company's financial statements the number of securities (including stock options and unvested restricted shares) that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to the requirements outlined in paragraph 40 of SFAS No.128.

Geographic Information

3. We note that the Company has provided the disclosures required by paragraph 38 of SFAS No.131 for only its fiscal year ended March 31, 2008. In future filings,

please revise to include these disclosures for each period presented in the Company's consolidated financial statements.

Note 3. Acquisitions

4. We note the disclosure indicating that the Company acquired three businesses for an aggregate cash purchase price of $91,140 during fiscal 2008. We also note that $44,549 of the purchase price for these acquisitions was allocated to goodwill and other intangible assets. Given the relative significance of the portion of the purchase price for these acquisitions that was allocated to goodwill and other intangible assets, please revise the notes to your financial statements in future filings to include the disclosures outlined in paragraph 52 of SFAS No.141 and paragraphs 44 and 45 of SFAS No.142 with respect to the goodwill and other intangible assets acquired in these and other acquisitions. Also, please revise the Company's consolidated balance sheets in future filings to separately disclose goodwill as required by paragraph 43 of SFAS No. 142.

Note 6. Income Taxes

5. We note that the reconciliation of the Company's actual tax provision to its provision based on the statutory federal rate contains a reconciling item for 2008 described as "adjustment to contingency reserve" amounting to $(4,748). Please tell us and revise the notes to your financial statements in future filings to explain the nature of the contingency reserve to which this adjustment is being made and the nature and specific timing of the changes in facts or circumstances that resulted in this adjustment during fiscal 2008. We may have further comment upon receipt of your response.

Schedule II – Valuation and Qualifying Accounts

6. We note that you have included Schedule II for the fiscal years ending March 31, 2008 and 2007 in your Annual Report on Form 10-K. Please note that this

financial statement schedule is required to be included in your Form 10-K for each period presented in your consolidated statements of income, including the fiscal year ended March 31, 2006. Please revise future filings to include this financial statement schedule for all periods presented in the Company's consolidated statements of income. Refer to the requirements outlined in Rule 5-04(a)(2) of Regulation S-X.

Schedule 14A filed on 7/3/2008

Executive Compensation, page 12

7. Please confirm that you will disclose in future filings all targets which must be achieved in order for your executive officers to earn their annual and long-term incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Other

8. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the

Mr. Joe R. Davis
Consolidated Graphics, Inc.
Februaru 18, 2009
Page 5

disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Morris at (202) 551-3314 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. John C. Biro, CFO
        (713)787-5013